December 21, 2022

Division of Corporation Finance
Office of Manufacturing
U.S. Securities and Exchange Commission
100 F Street, NE Washington DC 20549

Re: Utz Brands, Inc.
Form 10-K for the Fiscal Year Ended January 2, 2022
Form 8-K furnished November 10, 2022
File No. 001-38686

Dear Sir or Madam:

On behalf of Utz Brands, Inc., a Delaware corporation (the “Company”), the Company hereby submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated December 7, 2022 regarding the Company’s Annual Report on Form 10-K for the fiscal year ended January 2, 2022 (the “Form 10-K”) and the Company’s Current Report on Form 8-K furnished November 10, 2022 (the “Form 8-K”).

For ease of reference, the headings and numbers of responses set forth below correspond to the headings and numbers in the Staff’s comments, and the Company has also set forth below, in bold and italics, the text of the Staff’s comments prior to the Company’s response.

Form 10-K for the Fiscal Year Ended January 2, 2022

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Overview, page 47

1.We note that you have combined your results of operations for the predecessor for the period from December 30, 2019 through August 28, 2020 with the period of the successor from August 29, 2020 through January 3, 2021 throughout your MD&A, including, but not limited to, your discussions of results of operations and your calculation and discussion of you non-GAAP measures. It is not clear how you determined it is appropriate to combine the results of the predecessor and successor for pre-and post-acquisition periods. Please explain why you believe the current presentation is appropriate including any citations to appropriate authoritative literature.

Division of Corporation Finance
December 21, 2022

In response to the Staff’s comment, the Company respectfully advises the Staff that the Company believes that viewing the results of the period from August 29, 2020 through January 3, 2021 in isolation would not be useful in identifying trends and believed that presenting a non-GAAP combined predecessor and successor period would be more meaningful to users of the MD&A financial information. Management believed that key performance metrics such as Net sales and Adjusted EBITDA for the Successor period when combined with the Predecessor period provided meaningful comparisons to other periods and were useful in identifying then current business trends.

In reliance upon Instruction 1 to Item 303 of Regulation S-K, the Company intends to omit from its Annual Report on Form 10-K for the fiscal year ending January 1, 2023, the discussion of the 53-week fiscal year ended January 3, 2021 (Successor and Predecessor). The Company also respectfully advises the Staff that it does not intend to disclose or include, in any tabular form, the combined results of the Successor and Predecessor periods of fiscal year 2020 in future filings.

Non-GAAP Financial Measures, page 53

2.We refer to adjustment 2 of your Adjusted EBITDA calculation. Where adjustments are comprised of multiple items, please ensure all amounts are quantified in the narrative on page 55 in order to calculate how the adjustment on page 54 was calculated or determined. In this regard, we note that purchase commitments and other adjustments are not quantified.

In response to the Staff’s comment, the Company respectfully advises the Staff that the Company believes that the amounts related to the purchase commitments and other adjustments were not material to investors since they are approximately $1,000,000 or less in each period presented and are also not qualitatively significant in this context for the periods presented. With that said, in future filings the Company will endeavor to provide that all non-GAAP adjustments are more fully detailed in the footnotes or other disclosures. An example of a future disclosure by the Company is presented below:

Purchase Commitments and Other Adjustments – We have purchase commitments for specific quantities at fixed prices for certain of our products’ key ingredients. To facilitate comparisons of our underlying operating results, this adjustment was made to remove the volatility of purchase commitment related unrealized gains and losses. The adjustment related to Purchase Commitment and Other non-cash adjustments were $1.0 million, ($0.9) million, $0.7 million, and ($0.9) million, for the Successor period ended January 2, 2022, the Successor period from August 29, 2020 through January 3, 2021, the Predecessor period from December 30, 2019 through August 28, 2020, and the Predecessor period ended December 29, 2019, respectively.

Financial Statements
Notes to Consolidated Financial Statements
2. Acquisitions

Division of Corporation Finance
December 21, 2022

Utz Brand Holdings, LLC, page 78

3.We refer to adjustment 1 on page 80. Please tell us and explain in the notes to your financial statements how you determined the useful lives that are being used to amortize customer relationships. As part of your response and your revised disclosure, please explain in further detail why you believe that these categories of intangibles will continue to contribute to your expected cash flows for a period of 25 years from the acquisition date pursuant to the guidance in ASC 350-30-35.

In response to the Staff’s comment, the Company respectfully advises the Staff that the Company’s operations commenced over 100 years ago and has a rich history of maintaining, managing, and growing its relationships with its customers. The Company utilized a leading multinational valuation firm to assist in developing the estimated economic life, including the forecast period, for the Customer Relationship asset. The value of customer relationships, representing a portion of the intangible asset on the Company’s balance sheet as of January 2, 2022, was determined by analyzing the projected cash flow stream attributable to the existing customers base as well as considering other factors that drive the longevity of the Company’s customer relationships, including the Income-Forecast Life. The Income-Forecast Life is comprised of the number of periods (years) over which an asset is expected to economically contribute to the business. The Income-Forecast Life represents the period over which an asset would be amortized if the “Income-Forecast Method” of amortization was employed. The Income-Forecast Method of amortization provides for the amortization of an asset according to its annual contribution of undiscounted cash flow as a percentage of the overall value of the asset.

Revenue attrition indications were derived from analysis of year-over-year historical revenues by customer to derive a revenue-weighted average attrition rate of 3.0%. The forecast period for the Customer Relationships was based at the point in time at which approximately 90.0% of the total value of the cash flows was realized. The Company concluded on a 25-year economic life equivalent to the Income-Forecast Life, which is comprised of the number of periods (years) over which an asset is expected to economically contribute to the business.

15. Income Taxes
Valuation Allowance, page 101

4.We note that you recorded a $51 million deferred tax liability during the fiscal year ended January 2, 2022 related to your investment in UBH. We further note that such deferred tax liability appears to be a permanent difference in that it will not reverse. In this regard, please tell us the impact on your financial statements of recording this deferred tax liability including why you determined this liability to be necessary in the current fiscal year versus the prior fiscal year when UBH was acquired. Refer to ASC 740-30-25-18 and advise.

Division of Corporation Finance
December 21, 2022

In response to the Staff’s comment, the Company respectfully advises the Staff that as of January 2, 2022, the Company recorded a net deferred tax liability related to its investment in UBH for $51 million, which is related to the basis in the investment for financial reporting purposes in excess of tax basis. The Company records the investment in partnership using the outside basis method.

During the fiscal year ended January 2, 2022, there were excess tax losses over financial statement losses, and a large portion of outstanding Public Warrants were exercised and included in the Company’s financial statements both of which gave rise to additional financial statement over tax basis in the investment in UBH. The exercising of warrants removed the warrant liability for financial statement purposes and provided an increase in cash, thereby effectively increasing financial statement net assets and equity by $145M. There is no corresponding increase in basis for tax purposes for the removal of the liability. The warrant exercises are considered a control-to-control transaction under ASC 810 as the Company had control of UBH before the warrant exercises and holds a greater percentage of control after the warrant exercises. This excess of financial statement over tax basis contributed to the deferred tax liability reflected on the Company’s balance sheet as of January 2, 2022.

The impact of recording the deferred taxes in fiscal year 2021 increased deferred tax liabilities and decreased deferred tax assets (offset by change in valuation allowance). The net tax impacts recorded as a result of control-to-control transactions decreased equity.

The Company determined it was appropriate to record a deferred tax liability for the investment in UBH based on ASC 740-30-25-18, which provides that, “a deferred tax liability shall not be recognized for either of the following types of temporary differences unless it becomes apparent that those temporary differences will reverse in the foreseeable future:

a.An excess of the amount for financial reporting over the tax basis of an investment in a foreign subsidiary or a foreign corporate joint venture that is essentially permanent in duration.

b.Undistributed earnings of a domestic subsidiary or a domestic corporate joint venture that is essentially permanent in duration that arose in fiscal years beginning on or before December 15, 1992. A last-in, first-out (LIFO) pattern determines whether reversals pertain to differences that arose in fiscal years beginning on or before December 15, 1992.”

The Company’s investment in UBH does not fall under either of two scenarios laid out in ASC 740-30-25-18, since UBH is neither a foreign subsidiary nor corporate joint venture. The deferred tax liability also is not due to undistributed earnings of a domestic subsidiary or a corporate joint venture. As noted above, the financial statement basis in excess of tax basis is primarily driven by differences in financial statement income or loss compared to taxable income or loss and the changes to basis from the warrant exercises. The investment in partnership will continue to change and reverse over time as all

Division of Corporation Finance
December 21, 2022

additional warrants may be exercised, financial statement and taxable results are realized, and IRC Section 743(b) assets are amortized.

Form 8-K furnished November 10, 2022
Exhibit 99.1 , page 1

5.We note that the table on page 1 presents adjusted earnings per share without presenting the comparable GAAP measure. Please refer to Item 10(e)(1)(i)(A) of Regulation S-K and revise to include the most directly comparable GAAP measure with equal or greater prominence.

The Company acknowledges the Staff’s comment and the Company respectfully advises the Staff that in future press releases furnished under Item 2.02 of Form 8-K the Company intends to give equal or greater prominence to GAAP earnings per share in substantially the format shown below or in a reasonably similar type of disclosure:

		13-Weeks Ended
(in $millions, except per share amounts)	October 2, 2022	October 3, 2021	% Change

Net Sales	$ 362.8	$ 312.7	16.0%
Organic Net Sales	352.1	312.7	12.6%

Gross Profit	118.3	102.6	15.3%
Adjusted Gross Profit	132.6	111.8	18.6%
Adjusted Gross Profit Margin	36.5%	35.8%	79 bps

Net Income	1.5	31.4	nm
Adjusted Net Income	22.5	26.1	(13.8)%
Adjusted EBITDA	47.7	44.8	6.5%
Adjusted EBITDA Margin	13.1%	14.3%	(118) bps
Basic (Loss) Earnings Per Share	($0.01)	$ 0.43	(102.3)%
Adjusted Earnings Per Share	$ 0.16	$ 0.18	(14.6)%

Balance Sheet and Cash Flow Highlights, page 4

6.The second bullet point for the 39 weeks ended October 2, 2022 referencing cash flow provided by operations excluding the buyout of third-party DSD rights and capital expenditures excluding the purchase of the Kings Mountain facility appear to represent non-GAAP measures. In this regard, please revise to include all disclosures required Item 10(e)(1)(i) of Regulation S-K.

Division of Corporation Finance
December 21, 2022

In response to the Staff’s comment, the Company respectfully advises the Staff that the Company believes that the data with respect to cash flow provided by operations are not subject to Item 10(e)(1)(i) of Regulation S-K. Item 10(e)(2) of Regulation S-K defines a “non-GAAP financial measure” as “a numerical measure of a registrant's historical or future financial performance, financial position or cash flows that: (i) excludes amounts, or is subject to adjustments that have the effect of excluding amounts, that are included in the most directly comparable measure calculated and presented in accordance with GAAP in the statement of comprehensive income, balance sheet or statement of cash flows (or equivalent statements) of the issuer; or (ii) includes amounts, or is subject to adjustments that have the effect of including amounts, that are excluded from the most directly comparable measure so calculated and presented.” Notwithstanding the fact that the bullets under the sub-heading “Cash flow provided by operations of $8.1 million” indicate that they are excluding the buyout of third-party DSD rights and the purchase of the Kings Mountain facility, the bullets are actually describing and are intended to provide the GAAP components of the Company’s cash flow provided by operations for the first three fiscal quarters of 2022 versus representing non-GAAP disclosures.

The Company believes it is beneficial to highlight the impact of the buyout of third party DSD rights, on cash flow from operations because of the importance of these transactions. Providing this information helps provide context for the results and helps users of financial information as they view trends and compare results to peers. The remaining cash flow provided by operations are of a type that investors would typically expect to be components of operating cash flows for the Company’s business. Management is not using this as a metric to make budgets, make operating or strategic decisions, or to evaluate performance and as such does not view this as a non-GAAP measure, but rather highlighting components and providing further detail of the GAAP figure.

Additionally, the Company respectfully advises the Staff that it does not believe that the presentation of the events or transactions giving rise to the aggregate $68.7 million purchases of property and equipment (or capital expenditure) in the first three fiscal quarters of 2022, consisting of the Kings Mountain facility for an aggregate purchase price of $38.4 million and other capital expenditures of $30.3 million, constitutes a non-GAAP measure. The Company believes that providing investors with the break-down of the events and transactions giving rise to the aggregate purchases of property and equipment is meaningful to investors.

In the future, as part of the Company’s quarterly press releases, it will structure such written disclosures similar to the following:

Cash flow provided by operations was $8.1 million, the buyout of third-party distributors consumed $23.0 million of operating cash flow. The remaining operating cash flow of $31.1 million was generated from other cash operations and changes in net working capital.

Capital expenditures were $68.7 million, $38.4 million of which related to the purchase of the Kings Mountain facility and $30.3 million related to other capital expenditures.

Division of Corporation Finance
December 21, 2022

Reconciliation of Non-GAAP Financial Measures to Reported Financial Measures Normalized Adjusted EBITDA, page 17

7. We refer to your reconciliation of adjustments related to Acquisition Synergies included in your presentation of the non-GAAP measure, Normalized Adjusted EBITDA. Please explain your basis for including these adjustments in your non-GAAP measure and how the presentation complies with the rules and staff guidance on non-GAAP financial measures.

In response to the Staff’s comment, the Company respectfully advises the Staff that the Company has disclosed Normalized Adjusted EBITDA exclusively for the purposes of calculating the Net Leverage Ratio in order to provide disclosure vis-a-vis the Company’s debt covenant compliance and the Company does not utilize this metric for operating or budgeting decisions. This metric, which is comparable to the Company’s debt covenant compliance calculations, depicts the Adjusted EBITDA with pre-acquisition periods and synergies expected to be achieved from recent acquisitions, and compares to the current debt levels that were attained primarily due to acquisition activities. In doing so, the Company provides a normalized view of the Adjusted EBITDA that is comparable to current debt, which is how many investors evaluate the Company’s current leverage. The Company provides guidance on this leverage metric and believes it is important to users of the financial information. The Company believes that it has provided the GAAP measure of net income of equal or greater prominence and provided a reconciliation to the GAAP measure.

If you have any questions, please contact Eric J. Aumen by telephone at (717) 969-1460 or via email at eaumen@utzsnacks.com, Theresa R. Shea by telephone at (312) 933-9348 or via email at tshea@utzsnacks.com, or Ajay Kataria by telephone at (312) 730-7591 or via e-mail at akataria@utzsnacks.com.

Sincerely,

UTZ BRANDS, INC.
/s/ Eric J. Aumen

By: Eric J. Aumen, Chief Accounting Officer

Cc: Ajay Kataria, Chief Financial Officer
Theresa R. Shea, Esq.
Lindsey M. Stillwell, Esq.
Jeremiah G. Garvey, Esq.
Seth H. Popick, Esq.